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                                          [EKAE Letterhead]

                                           April 19, 2005



Jennifer Hardy
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  East Kansas Agri-Energy, L.L.C.
     Registration Statement on Form SB-2
     File No. 333-121333
     Filed December 16, 2004

Dear Ms. Hardy:

We filed our Registration Statement on Form SB-2 on December 16, 2004. Thereafter, we received your letter dated January 12, 2005, amended the Registration Statement where appropriate, and forwarded to you our letter dated on or about February 1, 2005, indicating our responses and explanations. Subsequently we forwarded you a letter dated on or about April 5, 2005, with an additional redlined Registration Statement. We have now filed another redlined Registration Statement on or about April 19, 2005. Enclosed please find the redlined Registration Statement. Our explanation for the redlines are listed below.

The front of the Registration Statement has been amended to reflect that this is our Pre-Effective Amendment No. 3.

The cover of the Prospectus and pages 3, 4, 6, 7, 60, 61, 62, and 63 have been amended to reflect our anticipated effective date of April 20, 2005.

Our Exhibit List on page II-2 has been amended to reflect the filing of an amendment to the Escrow Agreement, to conform signatures on Exhibits 5.1 and 8.1, and to incorporate previously filed exhibits by reference.

Page II-5 has been amended to reflect the correct dates of signature for this amendment.

Exhibit 4.3, has been amended to reflect the investment of the escrow account in a repurchase agreement as opposed to a savings account and to conform signatures for the registrant and the escrow agent.

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Exhibit 5.1 has been amended to reflect the proper date and to conform the signature of William E. Hanigan.

Exhibit 8.1 has been amended to reflect the proper date and to conform the signature of Paul E. Carey.

Exhibit 23.1, the Consent of Registered Public Accounting Firm, has been amended to reflect the updated consent of Eide Bailly LLP.

Sincerely,



/s/ William R. Pracht
William R. Pracht



cc:  Wiley B. Kannarr, Kansas Securities Bureau
     Patrick Morgan, Missouri Securities Bureau